

December 22, 2010

<u>via U.S. mail and facsimile</u>

Timothy P. Halter, President
SMSA Treemont Acquisition Corp, Inc.
174 FM 1830
Argyle, TX

>   **Re: SMSA Treemont Acquisition Corp, Inc.**
>   **Form 10 filed October 29, 2010**
>   **File No. 0-54096**

Dear Mr. Halter:

        We have completed our review of your Form 10 and have no further comments at this time.

>   Sincerely,

>   John Reynolds
>   Assistant Director
>   Office of Beverages, Apparel and
>   Health Care Services